From Fat to Finish Line is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.


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FROM FAT TO FINISH LINE

73
Days Left

179
Investors

$70,552.25
Raised of $50K - $1M goal

From Fat to Finish Line

Fitness community and resource hub for overweight runners

Small OPO | Los Angeles, CA | Sports
Accepting International Investment

Invest Now

$150.00 minimum investment

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Invest in From Fat to Finish Line

Because we are changing lives one step at a time.



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"We envision a world where running shoes replace diabetes medication, where the person who couldn't walk around the block can now run marathons and where crossing a finish line changes a lifetime of 'I can'ts' to 'I can.'

Crossing the finish line of your first race is life changing for someone who never thought they were an athlete. Our goal is to make runners out of those who never dared to dream it possible and we have the expertise, passion, and commitment to make it happen.

At ***From Fat to Finish Line***, our core values are to inspire movement and empower community so no one ever has to run alone again."
-Angela Lee; *Chief of the Tribe and CEO*


#FFTFL
FROM FAT TO FINISH LINE
#FFTFL

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INVEST
Minimum investment: $150
$1.25 /share
120 shares minimum

PERKS
- $500+: One year Gold membership (value $149)
- $1,000+: Exclusive owner's Jacket and 2 years Gold membership
- $1,500+: Run a Ragnar with Coach Rik, Team Captain

John Hulsey, or other members of the original team from the movie.
- $5,000+: Free lifetime membership of any level

Who We Are

We are a fitness community that provides an underserved, passionate and growing market of runners the resources they need to reach their health goals. We are not just owners of the community, we are the community. Understanding the struggles and unique challenges that our members face allows us to fill the gaps in the current industry. Our ability to relate to our members keeps us seeking superior ways of tackling the hurdles that often hold people back. Our company enables members to connect, get support, and remain motivated.

Product Offering

From Fat to Finish Line is a membership program. Our product line includes training plans, a robust community, and mobile app for overweight runners.


Mary LaCroix
October 22
I did it!!!!! I ran a mile!!!! 😂😂😂
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Our flagship product is our “Run Your First Mile” training plan because running one mile without stopping triggers an empowering change.

We offer an interactive community populated with thousands of like-minded people who connect to share their experiences, advice, and motivation.

We’re creating virtual races, daily and weekly challenges and in-person team events to keep our members goal-oriented and focused. We are developing video, books and web-based programs that help members overcome the mental and physical obstacles that they face.

Our mobile app will connect people to their peers, training plans, running mentors, and to instant inspiration and motivation.

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The Membership

Basic - free
Club - $49/yr
Gold - $149/yr
Platinum - $199/yr



The Mobile App

Our mobile application will deliver training plans, let members create challenges and cheer on their teammates, and find others to race and train with.



Local Training Groups

Our local running club chapters will be led by coaches and mentors who’ve been there and understand the unique struggle of the overweight runner.



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Key Facts



GEICO
GO TEAM
FFTFL

- Our running community organically emerged as a result of the **documentary film** of the same name.
- Now **over 15,000 members strong,** our community is experiencing over 20% month over month growth.
- As the community grew, members began asking for **resources specialized** to overweight runners.
- We provide training **programs, information, and resources** specific to an overweight demographic.
- We are a **tribe-like team** that provides virtual and in-person support with members spanning the globe.
- We're a **lifestyle**, not a diet program. Weight loss, good health, and happiness are side effects.
- Members graduate to **Mentorship** status keeping them connected to the community.

The Underserved Market

There are currently **26 million overweight runners** in the U.S. alone. Many feel ignored, insecure and alone. Overweight runners are a rapidly growing and underserved vertical in a $40 billion a year industry.



Total Runners
Overweight Runners
55 M
24.5 M
2.5 M
2004
2009
2014

Almost half of all runners in the U.S. are not being properly supported and we're positioned to serve those people.

The Running Team Owned by the Tribe





Our community is the heart of ***From Fat to Finish Line***. We are a tribe of like-minded people from all over the world who struggle with weight but have found a desire to get out there and run. We bond over common experiences, face similar challenges, and celebrate our triumphs in ways in which many traditional runners cannot relate.

Because committed and passionate people are the reason we exist, we are excited to offer ownership to our members as well as anyone else who wants to back the movement. Through crowdfunding, together we can change people's lives one step at a time. We will inspire, support and empower people to ensure that no one is ever alone on their running journey again.

The Tribe Has Spoken:

"

I am so glad I decided to join ***From Fat to Finish Line.*** I have no friends. I barely see my family. I have been on this journey by myself. Every walk, every run I do, I do by myself, for myself. And it hasn't been easy, until this group accepted me. The support this group has given me is exactly what I need. I am no longer alone. Seeing your successes makes me want to succeed even more. For now, I will just say thank you because that's all I can say.

-John Foltin, Member





“

If I had known two years ago that I was going to find this amazing group, make tons of friends, travel around the country to run with you, be on a team with you, share my best and worst moments with you, run several half marathons, make it onto an epic Ragnar team, hit a 100 pound weight loss goal and finally see "one-derland" on the scale again, I wouldn't have believed it was all possible. ***From Fat to Finish Line*** is the best and we are so lucky to have each other.

-Mia Cogliantry, Member



“

I love that I can give encouragement to my fellow running friends, and collect on that as well. When I feel down, I come to the ***FFTFL*** community. The amazing people here always help me do my best even when I am feeling low.

-Denise Louise, Member



“

As someone who doesn't have family or friends that 'get it', ***From Fat to Finish Line*** has provided the friendship and support I need to keep going. I feel empowered to proudly share my journey without fear of judgement.

-Martha Kurz Kaiser, Member



“

This morning I ran my first 5k race!! ***From Fat to Finish Line*** motivates us to keep going. Thank you guys. You are making a difference in Brazil too.

-Guilherme Mendonca, Member
San Paolo, Brazil



“

So grateful to this amazing community for keeping me focussed and on track. I can't believe a year ago I was inactive, and now I'm running on average 7km 6 days a week, and I love it. Thank you all for your inspiration and to the amazing team behind the documentary. It really inspired me and got me off the couch! #forevergrateful

-Alison Lake, Member
Gold Coast Queensland, Australia

Our Acclaimed Documentary



12 STRANGERS, 1200 LBS LOST
AND A 200 MILE RACE
THAT MAKES TESTING THEIR
LIMITS A TEAM SPORT
MEDIA MELD STUDIOS PRESENTS
FROM FAT TO FINISH LINE
TAIT

- Filmed in 2013
- Premiered at the **Nashville Film Festival** April 2015
- Received recognition on **Today Show, Runner's World Magazine, Women's Running**, and others
- Inspired the creation of the FFTFL Facebook community — now over **15,000 members**
- Released on **Netflix** September 2016. Currently rated one of the top fitness documentaries
- Reached #4 on **Top Viewed Documentaries** on iTunes



FROMFATTOFINISHLINE

"While making the documentary, my producing partner and I realized there was an enormous underserved vertical in the industry. Being overweight runners ourselves, we understand the unique challenges the demographic faces and we decided to capitalize on the opportunity."

-Angela Lee, *CEO*

Notable Press

People
Women's Running
Health
npr
Runner's World
The Huffington Post

As Seen On

TODAY



NEW YEAR, NEW YOU
12 STRANGERS LOSE 100 POUNDS EACH
TODAY

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Why I Invested In *From Fat To Finish Line*



"I witnessed hundreds of people flocking to ***From Fat to Finish Line*** team events and then observed thousands connect on social media after being inspired to start their own journeys thanks to the film. It was then I recognized that ***From Fat to Finish Line*** was a way for me to help make the world a healthier and happier place. More importantly, I have full confidence in the abilities of the founders to deliver an outstanding product."

-David Johnson, *Investor and Chairman of the Board*

Founders' Mission


#FFTFL
#FFTFL

Our mission is to change the lives of overweight individuals through running. We empower individuals through running. We enable people to find their inner athlete, become mentally and physically strong, and to celebrate well-being instead of settling for suboptimal health.

Our Timeline



Documentary Filmed

The From Fat to Finish Line documentary is filmed in Florida.

January 2013



TODAY Show

The the making of the movie is featured in a national segment.

January 2013


Exclusive facebook Group

Facebook Group Formed on Facebook

In response to early press about the FFTFL documentary, a Facebook group was formed to build a fanbase.

March 2014

Founders enter Founder Institute

FFTFL joins the startup accelerator.

September 2015



Inaugural Team Event

Over 100 runners met in Las Vegas to run the Rock 'n' Roll races.

November 2015


SAVE 20% ON EVERYTHING
+ FREE SHIPPING

Strategic Partnership with Road Runner Sports

FFTFL teams up with the running shoe store leader.

March 2016


FROM FAT to FINISH LINE
RUN YOUR FIRST MILE
TRAINING PLAN STEP 1
WARM UP & COOL DOWN 5 min
RUN 30 sec
WALK 90 sec
REPEAT 10x

First Alpha Testing

Team members begin testing FFTFL's "Run Your First Mile" plan.

August 2016

Documentary Released on Netflix

The film is distributed worldwide with subtitles in 5 languages.

September 2016



Team Members Meet in Phoenix

And run Road Runner Sports Craft Classic.

October 2016


Ran my first mile today!! So excited. Now to decide what's next

Alpha to Beta: Run Your First Mile Testing Take Two

"Run Your First Mile" beta testing begins. First members become mentors.

October 2016


20K
facebook

FFTFL Tribe Hits 10,000 Members

First major milestone achieved!

December 2016


1/2 MARATHON

First International Race

From Fat to Finish Line members will meet in Dublin to run the Rock 'n' Roll races and partake in FFTFL meetups.

August 2017


MEMBERSHIP
GOLD
MEMBERSHIP

Launch Premium Membership Levels

FFTFL will begin charging for Club, Gold, and Platinum memberships that provide premium coaching and perks.

August 2017



Vegas 2.0

From Fat to Finish Line's official annual summit expands to include running the Rock 'n' Roll races along with training seminars and social events.

November 2017

In the Press

People · Women's Running · Forbes

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Meet the Founders



Angela Lee

CEO / Co-Founder

As President and CEO, Angela leads the Company's strategic planning efforts. She has over 2 decades experience in executive management and business development. A former entertainment executive and TV and film producer, she's also the director of the film. Angela began running in 1994 to battle a 50 lb weight gain. She has completed 2 full marathons, a half iron distance triathlon, and countless shorter races.



Jennifer Roe

CMO / Co-Founder

Jennifer leads the Company's sales and marketing strategy. She has over 20 years experience in digital marketing, film and television and has successfully executed social media strategies for 6 top selling consumer brands. Prior to finding running Jennifer struggled with a lifelong battle with obesity. Her personal story is told in the film. She has run 3 full marathons, including her hometown favorite, the NYC Marathon.

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And the Rest of the Team



Dave Johnson

Chairman of the Board

Dave helps set the strategic direction of the company on finance and sales. He holds degrees in engineering, business, and law from the Air Force Academy, Louisiana Tech, and UCLA. He has closed over $3B in aircraft sales as a senior executive at commercial aircraft leasing companies. In addition to being an Angel Investor at Tech Coast Angels, Dave is also a triathlete and marathon runner.



Karen Curtis

Chief Technology Officer

Karen has over 20 years experience in Enterprise Architecture, business process transformation and software development. She specializes in aligning IT and business strategy to enhance efficiency and productivity through developing enterprise-wide software solutions. When not solving her clients' software solutions Karen can be found running insane distances in exotic places.



Cynthia Akey

Chief Operating Officer

Cynthia works behind the scenes to help make the FFTFL magic happen. With over 20 years of experience, she is responsible for overseeing operations. Cynthia is also a 200-hour Yoga Instructor with over 12 years of teaching experience, a Personal Trainer, and Wellness Coach. At races, you will usually see her cheering and offering the team yoga stretches both before and after the finish line.



Nora Breuker

Community Manager

Nora leads the FFTFL community, its volunteer program and organizes the community events. She has a decade of experience in international marketing and event management ranging from corporate to arts to sports. Picking up running in 2013 changed Nora's life and finally helped her manage her struggle with weight. In addition to shorter races, she has run 3 half marathons.

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John Hulsey

Team Captain

A born motivator and avid blogger with a large following, John is an original member of the team featured in the film. Formerly the Social Media and Success Story Manager at SparkPeople.com, John not only motivates the team he helps with From Fat to Finish Line's strategic planning and marketing. A certified life coach, John has been mentoring and encouraging new runners looking to begin the sport for years. His motto? "Find the best people you can and rise to meet them."


FROM FAT TO
FINISH
LINE

Rik Akey

Head Coach

Rik is a running coach, writer, and motivational speaker. Prior to finding running, Rik was a 275-pound couch potato who couldn't bend over and tie his shoes without getting out of breath. Also featured in the film, he has been an avid runner since 2009. A certified Distance Running Coach through Road Runners Club of America, he is the author of FFTFL's "Run Your 1st Mile" program and has successfully coached many runners, helping them discover the joy of running.



Tammy Rones

Fitness Product & Program Development Director

A US Navy veteran whose business life and passion for fitness merge perfectly in this critical role, Tammy previously was a project manager and corporate trainer. Later, her own fitness journey resulted in a 70+ pound weight loss. An avid runner who has completed over 20 Ragnar Relays, she is a NASM certified personal trainer, a Corrective Exercise Specialist, a RRCA certified distance running coach, and a RYT-200 Yoga instructor.



David Grim

Creative Director

David joins us after 24 years of working for Ralph Lauren in various positions including serving as Vice President of Brand Presentation. David will oversee design, branding and creation of all things "From Fat to Finish Line." Look for his mark on upcoming products and team wear, some of which are being designed by our very own tribe members. David recently celebrated his one year "quit smoking" anniversary and is 50 lbs down and counting on his own fitness and weight loss journey.

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Offering Summary

AnJeDa Fitness, Inc. dba From Fat to Finish Line, Class A Common Stock

Summary of Terms of Investment

AnJeDa Fitness, Inc.

1104 S Hayworth Avenue, Los Angeles, CA 90035

The following summary (“Summary”) outlines the terms of a proposed investment in AnJeDa Fitness, Inc., a Delaware Corporation (the “Company”), by certain investors (the “Investors”).

Target Investment: This offering is for up to $1,000,000 in total investment.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $50,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Investment amount.

Target Closing Date: The target closing date for this offering is on or before March 24, 2017, unless extended in the Company’s sole discretion.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is Class A Common Stock (the “Shares”).

Stock Price: $1 per Share for the first 10 days of the campaign, $1.25 per share afterwards.

Number of Shares: Up to 1,000,000 Shares are being offered as part of this offering (out of a total of 7,500,000 authorized shares of Class A Common Stock).

Capitalization Summary: Immediately preceding this offering, the Company had, on a fully diluted basis, 5,851,000 Class A common stock issued or committed (including unexercised warrants and options representing 352,500 shares) out of a total of 7,500,000 authorized shares.

Minimum Investment: $150 per Investor

Irregular Use of Proceeds

The following irregular use of proceeds depend on the total amount of capital raised. See complete intended use of proceeds table in attached Form C.

Travel and Entertainment

- From $2,100 to $15,000 per annum to reimburse executives for monthly travel to Company headquarters.
- From $0.00 to $34,000 for travel expenses for personnel to travel to and participate in team events in Las Vegas and Dublin, Ireland in calendar year 2017.

Compensation for Officers and Directors

- Compensation paid to officers in the aggregate amount of $12,000 to $150,000 per annum.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

From Fat to Finish Line has Extended its Fundraising Campaign

about 1 month ago

We heard from many members that are interested in investing but for one reason or another could not make the March 24th deadline. Whether you're waiting for your income tax return or looking for more information on the company, you now have time.

Investors in the first close: You are now official owners of ***From Fat to Finish Line*** stock. We have not received your information from StartEngine yet but should shortly. As soon as we do you will receive your welcome email and information on your perks.

Investors not included in the first close: You will be asked to reconfirm your investment with StartEngine and you will be included in our second close which is anticipated for the end of April. If you have not received correspondence to reconfirm or have any other questions please contact ***From Fat to Finish Line*** CEO Angela Lee at angela@fattofinish.com.

Exciting News: We officially launched our **Run Your First Mile** program last Sunday and are pleased to announce more than 500 new runners have began hitting the pavement (or treadmill) this week. There are already 200 runners registered to begin next week. With your help, we are literally changing lives one step at a time. Even more exciting, Mary LaCroix, who ran her first mile during our Alpha test group, has already run both a 5K and 10K**.** She is now training for her first half marathon and has graduated on to become a mentor for the new runners in the program.

The Future: In the coming weeks we'll begin updating investors and potential investors with what's happening as our company continues to grow and our programs launch. Again, thank you for being a part of the team and believing in what we're doing. We are looking forward to the many finish lines we will cross together.

From Fat to Finish Line Thanks You!

2 months ago

From Fat to Finish Line has exceeded our minimum funding goal by 25% and we are excited to announce our first official closing will be in as little as 5 business days from today. If your investment is complete and your funds have cleared you will be a part of this closing and become official shareholders in the company. You will have 48 hours prior to this closing to cancel your investment.

We are excited to share the ownership of this company with our fellow team members and investors who believe in us. We will continue to accept new investments until we reach the maximum of $1,000,000 or the closing date of our campaign, currently set for March 24th.

What's Next?

As owners you can help spread the word.


FINISHLINE
Stock Certificate

1) Let your friends and family know that you've become an investor. Download your *Owner's Certificate* here.

2) Enter to win a trip to run with the cast of the ***From Fat to Finish Line*** film in Las Vegas! Tell your friends and earn more entries. Enter here!

3) Share our StartEngine link with friends and family. Tell them how ***From Fat to Finish Line*** has changed your life and how they can become an owner too! bit.ly/FFTFLinvest

Remember to review the complete offering details on the StartEngine page here: https://www.startengine.com/startup/fat-to-finish

Thank you again for being on the team and believing in us and in our movement. Together we can change lives one step at a time.

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